MARKET POSITION SEAN GADD EXECUTIVE VICE PRESIDENT, MARKETS AND SEGMENTS SEPTEMBER 2017 Exhibit 99.9

PAGE PAGE Agenda • Growth against the market index • James Hardie segment approach • Product thinking 2

PAGE PAGE Growth Above the Market Index Market Growth above our Market Index Market Development to convert vinyl Growth against natural wood Defend against lower-value substitutes OSB and Hardboard Competitive Fiber Cement 3 Single Family New Construction Single Family Repair & Remodel Multi-Family

PAGE PAGE Become the Market Standard in the Wood-Look Market Gain share against Vinyl and Wood while defending against lower value substitutes Competitive Fiber Cement, wood and hardboard Vinyl & Lower Value Substitutes Vinyl *Source: NAHB & JH internal analysis

PAGE PAGE Market Development Against Vinyl • Value Proposition – Curb, front porch and deck appeal – Fire and abuse – Low maintenance – Affordable • New construction segmentation, targeting and positioning (STP) – Geography – Category of home – Builder profile - Better home, Better builder, Better development – Risk profile • Repair and remodel STP – Geography – Neighborhood – Value proposition directly to the homeowner • Colorplus® enabled by the preferred target customer channel 5

PAGE PAGE Sales Approach Against OSB and Hardboard • Value Proposition – James Hardie company support – The full exterior – Low maintenance – Fire, rot, warp, termites – Core colors • Building company partnerships with all key stakeholders along the value chain 6

PAGE PAGE Sales Approach Against Competitive Fiber Cement • Value Proposition – James Hardie invented fiber cement – #1 brand – Engineered for Climate ® positioning – Superior technology around durability, density, coatings – Manufacturing scale and platform advantage – Diversified segment participation – Representation and support • Maintaining our category share by delivering value through the supply chain to the homeowner 7

Segments

Primary demand growth - PDG

- Taking share against vinyl with ColorPlus® technology
- Market Development
  - Significant cost difference
  - Required to sell value
  - Switching costs / barriers → risks



On The Wall Cost (OTWC)
JH Labor
JH Material
Vinyl Labor
Vinyl Material

- New Dealer
- New Installer
- Different takeoffs/elevations
- Different phasing of trades
- New selling tools

James Hardie
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PAGE PAGE New Construction Market Development 1. Establish position at top of the market  aspirational product 2. Delivered to the right builder 3. “Shift left” to the next highest price band 4. Drive adoption • Highly effective sales organization • Full stakeholder engagement • Comprehensive marketing strategy 5. Drive affordability through an efficient supply chain with ColorPlus® Technology Must Win Must Win Faster 0% 20% 40% 60% 80% 100% $100k to $350k $350k to $450k $450k to $550k $550k to $700k $700k to $900k $900k+ Product Penetration by Price Band Vinyl JH Cedar

PAGE PAGE Repair and Remodel - Vinyl Standard Markets • Drive awareness and preference for James Hardie products with ColorPlus® technology in vinyl “battleground neighborhoods” • Convert battlegrounds into “lock downs” • Enable contractor growth in these key neighborhoods • Reach homeowners through multiple touch points • “Boat and Wake” 11 JH Lock- down Vinyl Battle- ground Vinyl Battle- ground JH Lock- down

PAGE PAGE Enhancing the “Wake” 12 Request for quote Request for quote Sold Job Referrals Canvasing (Before and After) Digital (Website and Email) Retail Direct Mail in Targeted NeighborhoodsDoor Hangers / Yard Signs Request for Information Local Events

PAGE PAGE Partnering - Contractor Alliance Program 13 • First-time user acquisition • Account development (YoY business growth) • Enhanced value to promote loyalty

PAGE PAGE Defend against OSB Siding • Win in all segments / all geographies • Win with core colors • Add non-product value programs • Value chain engagement & alignment Sales development approach 14

PAGE PAGE 100% Hardie™ 15 • Position the value of full wrap • Engineered for Climate® positioning • Service guarantee

SIDE Master – Installer Affiliation Program

- An affiliation platform launched in the Midwest in 2015 and now expanding
- Target installer → SIDE Event → Engagement → Alignment
- Adjust SIDE based on needs by market

Market Participation

Today

- Inclusive – Build a base, make it credible
- Gain installer alignment
- One size fits all
- Value creation focus – relationship heavy, work on developing rational value drivers

Future

- Exclusive
- 2 Tier program based on alignment
- Provide differentiated value to installer

- Continue to provide rational drivers to all installer

SIDE™ MASTER INSTALLATION PROGRAM

SAFETY • INTEGRITY • DURABILITY • EFFICIENCY

JamesHardie

James Hardie SIDE MASTER INSTALLER ACADEMY™



SIDE Membership
Q1FY16
Q2FY16
Q3FY16
Q4FY16
Q1FY17
Q2FY17
Q3FY17
Q4FY17
MDW E
MDW W
NE

Networking

- Business Building Bootcamp
- Key Topic Breakout Sessions
- Research & Development Tour

James Hardie

PAGE 16

PAGE PAGE Defend against Competitive Fiber Cement • Competitive fiber cement manufacturers take a ‘me-too’ approach and compete on lower price against James Hardie products • Leverage our advantages to prevent commoditization of the category – #1 brand – Differentiated products – Manufacturing scale – Diversified segment participation – Representation and support 17 • For cost conscious buyers in targeted segments, fighter brands backed by James Hardie protect our category share Competitive Fiber Cement Color- Plus® Full Wrap Aspyre™ Fighter Brands

Products

PAGE PAGE Product Strategy 19 Take a 3C, 4P approach - Deliver the optimal product, price, placement and promotion for each segment in all geographies to deliver the long term market position for James Hardie

PAGE PAGE ColorPlus® Technology • Delivers a high quality, factory-controlled coating designed for our substrate • Delivers a single-source, low-maintenance solution at reduced total cost • Drives growth against vinyl • Builds fences against close alternatives 20

PAGE PAGE ColorPlus® Technology Key initiatives to drive growth 21 Continue demand creation in metro markets to make ColorPlus® Technology the standard. Leverage installer affiliation to accelerate market adoption Deliver non-metro supply chain solution to increase market opportunity Next generation manufacturing model & non product value enhancements

PAGE PAGE HardieTrim® • Continue to sell and promote a complete exterior solution as the ultimate low maintenance solution • Continued growth through product line extensions, installer affiliation programs and non-product value-add programs 22

PAGE PAGE Cemplank® • Cemplank® serves as a fighter brand offering a low-cost solution to cost-conscious buyers in target segments and aids category share • Maintain James Hardie brand vs. fighter brand position through marketing mix and differentiation with our channel partners 23

Market Led 24 The ASPYRE Collection from James Hardie TM

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PAGE PAGE The Aspyre Collection from James HardieTM What is the Top of Market segment? - Top 10% of homes by price band - 400-500mmsf total opportunity, 250-300mmsf wood-look - Wood-Look opportunity dominated by cedar Why enter the Top of the Market segment? - Extend the fiber cement S-curve – pull up the middle of the market - Growth opportunity vs. wood - Accretive price and profitability - Competitive defense against new entrants - Commitment to product leadership strategy 26

PAGE PAGE The Aspyre™ Collection from James Hardie™ How will we win the Top of the Market? - Commitment to continuous product innovation - Embracing the architect as key influencer - Selling tools fit for the customer - Investing in centralized marketing to combat fragmentation - Aspyredesign.com - Earned vs. Paid media - Focus on digital & social content marketing - Centrally run sales model 27

PAGE PAGE The Aspyre Collection from James Hardie™ What’s next? - Launched on the West Coast in July 2017 - Capital investment made to support national launch in FY19 - Generation 2 product design efforts underway 28

PAGE PAGE Key Messages • Become the market standard in the wood-look market • Drive PDG through the right sales approach, right products and right market programs • Penetrate the Top of Market leveraging The Aspyre Collection from James HardieTM 29